

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 19, 2024

Sandy Ran Xu
Chief Financial Officer
JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People's Republic of China

      Re: JD.com, Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-36450

Dear Sandy Ran Xu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program

cc: Shu Du, Esq.